SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, April 1, 2026 - Braskem S.A. (“Braskem”), in compliance with the provisions of Article 33, item XXXII, of CVM Resolution No. 80/2022, hereby informs its shareholders and the market in general of the following related-party transaction:

Parties	Braskem S.A (“Braskem” or the “Company”) e Petrocoque S.A. Indústria e Comércio (“Petrocoque”)
Relationship with the Issuer	Petrocoque is a company under the joint control of Petróleo Brasileiro S.A. – Petrobras (which holds 50% of its share capital), a shareholder with significant influence over Braskem.
Purpose	Agreement for the purchase of steam for Braskem’s PE8 plant, located in Cubatão/SP, to be supplied by Petrocoque, also located in Cubatão/SP.
Key Terms and Conditions

Braskem S.A. (“Braskem” or the “Company”) will purchase steam (energy supplied in the form of steam to Braskem’s PE8 unit in Cubatão) generated by PETROCOQUE, since that it meets the specifications defined in the agreement, with no penalties involved.

(i) Term: from March 25, 2026, to March 24, 2031, and may be extended by mutual agreement between the parties until March 24, 2033.

(ii) Total amount: estimated at BRL 226 million.

Transaction Date	03/23/2026
Possible participation of the counterparty, its shareholders or officers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	There was no participation by the counterparty, its shareholders, or its officers in Braskem’s decision-making process or in the negotiation of the agreement.
Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment	Considering that Petrocoque is the only supplier for the PE8 unit located in the Cubatão region, a competitiveness analysis was conducted by comparing the commercial conditions agreed upon under this agreement with those of other steam supply agreements entered into by Braskem with different suppliers at its other units. Based on this analysis, it was concluded that the price established under the agreement is competitive and consistent with market conditions.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.